SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER
SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CP Ships Limited
(Name of Subject Company (Issuer) and Filing Person (Offeror))

4% Convertible Senior Subordinated Notes due 2024
(Title of Class of Securities)

22409VAE2
22409VAD4
(CUSIP Number of Class of Securities)

Wilmer Cutler Pickering Hale and Dorr LLP
2445 M Street NW
Washington, DC 20037
Attn: Erika L. Robinson
Telephone: 202-663-6000
Telecopy: 202-663-6363
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$203,755,555.56	$23,982.03

*	The transaction value shown is only for the purposes of calculating the filing fee. The amount shown reflects the cost of purchasing $200,000,000 principal amount of Notes at the purchase price (100% of the principal amount of the Notes) plus accrued and unpaid interest up to but excluding December 19, 2005 (the expected date of payment).

**	Previously paid.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,982.03	Filing party: CP Ships Limited
Form or Registration No.: Schedule TO (File No. 5-77959)	Date filed: November 8, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
CP Ships Limited, a New Brunswick, Canada corporation (the “Corporation”), amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on November 8, 2005, as amended and supplemented by Amendment No. 1 thereto filed with the SEC on November 14, 2005 (collectively, the “Schedule TO”), with respect to an offer by the Company to purchase for cash (the “Offer”), on the terms and subject to the condition set forth in the Designated Event Notice, the Designated Event Purchase Offer and Solicitation of Consents (the “Offer to Purchase and Consent Solicitation”) and the Circular accompanying the Offer to Purchase and Consent Solicitation (the “Circular”), each dated November 8, 2005 (the Offer to Purchase and Consent Solicitation and the Circular together, the “Offer to Purchase”), and the related Consent and Letter of Transmittal (the “Letter of Transmittal”), any and all of its outstanding 4% Convertible Senior Subordinated Notes due 2024 (the “Notes”). Copies of the Designated Event Notice, the Offer to Purchase and the Letter of Transmittal were filed as exhibits (a)(1), (a)(2) and (a)(3), respectively, to the Schedule TO and are expressly incorporated herein by reference, except as otherwise set forth in the Schedule TO, as amended.
The Schedule TO is hereby amended and supplemented as follows:
ITEM 1. SUMMARY TERM SHEET
The following sentence is added to the answer to the question “WHEN DOES THE OFFER AND CONSENT SOLICITATION EXPIRE?” on page 2 of the Offer to Purchase:
The Corporation will extend the Offer only if applicable SEC rules require that the Offer be extended to allow dissemination of disclosure of any material changes in the information regarding the Offer previously published, sent or given to holders of the Notes.
The following sentence is added as the last paragraph of the answer to the question “HOW SHOULD YOU DEPOSIT YOUR NOTES AND DELIVER YOUR CONSENT TO THE PROPOSED AMENDMENTS TO THE EXISTING INDENTURE?” on page 2 of the Offer to Purchase:
Only Noteholders holding Notes on December 16, 2005 may validly deliver Consents. If you deliver a Consent and otherwise meet the criteria for valid delivery of a Consent, the Consent will become valid on December 16, 2005 unless you have transferred your Notes prior to December 16, 2005.
The following sentence is added as the last sentence of the last paragraph of the answer to the question “WHAT HAPPENS TO YOUR NOTES IF YOU DO NOT ACCEPT THE OFFER?” on page 3 of the Offer to Purchase:
Following the consummation of the Offer, we intend to request termination of the eligibility of the Notes to be sold on the PORTAL system.
ITEM 2. SUBJECT COMPANY INFORMATION.
The following sentence is added as the last sentence of the first paragraph under Item 2 “Trading of Notes” on page 20 of the Offer to Purchase:
Following the consummation of the Offer, we intend to request termination of the eligibility of the Notes to be sold on the PORTAL system.
ITEM 4. TERMS OF THE TRANSACTION
The Offer expires at 5:00 p.m. (New York time) on December 14, 2005. The Corporation will extend the Offer only if Rule 13e-4 promulgated under the U.S. Securities Exchange Act of 1934 and related SEC releases and interpretations require that the Offer be extended to allow dissemination of disclosure of any material changes in the information regarding the Offer previously published, sent or given to holders of the Notes.

The section captioned “Incorporation by Reference” on page 5 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
WHERE YOU CAN FIND MORE INFORMATION
CP Ships files annual and current reports and other information with the SEC and Canadian securities regulatory authorities. You may read and copy any document CP Ships files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. These SEC filings are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov. and CP Ships’ filings with the Canadian securities regulatory authorities are available to the public over the Internet at http://www.sedar.com. The common shares are listed on the New York Stock Exchange, and you may inspect CP Ships’ SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also obtain a copy of these filings, at no cost, by writing to or telephoning CP Ships at the following address:
CP Ships Limited
2 City Place, Beehive Ring Road
Gatwick Airport
West Sussex RH6 OPA
+44 (1293) 866 200
Attention: Investor Relations
The sixth paragraph under Item 2 “The Consent Solicitation” on page 10 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:
Only Noteholders holding Notes on December 16, 2005 may validly deliver Consents. Consents delivered prior to December 16, 2005 and otherwise meeting the criteria for valid delivery will become valid on such date unless the Notes related thereto have been transferred by the holders thereof. Pursuant to the terms of the Existing Indenture, transfers of Notes following the Solicitation Expiration Time will not have the effect of revoking any Consent theretofore given by a Noteholder.
The following sentence is added as the second sentence of the fourth paragraph under Item 7 “Withdrawal of Deposit and Revocation of Consents” on page 15 of the Offer to Purchase:
In addition, a Consent will be deemed revoked if the Note or Notes related thereto are transferred by the holder thereof prior to December 16, 2005.
The sixth paragraph under Item 7 “Withdrawal of Deposit and Revocation of Consents” on page 15 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:
For a revocation of Consent to be effective, other than a deemed revocation resulting from a transfer of Notes prior to December 16, 2005 described above, a written notice of revocation must be received in a timely manner by the Depositary at its New York address. Any such notice of revocation must be signed by or on behalf of the person who signed the Consent and Letter of Transmittal that effected the Consent being withdrawn and must specify the name of the person whose Consent is to be withdrawn, the name of the registered holder, if different from that of the person who consented, and the principal amount of Notes with respect to which the Consent is to be withdrawn. The revocation shall take effect only upon actual receipt by the Depositary of the properly completed and executed written notice within the applicable time specified above.

The section captioned “Effect of Event of Default” on page 15 of the Offer to Purchase is hereby deleted and replaced in its entirety with the following:
Effect of Event of Default
Under the terms of the Existing Indenture, CP Ships may not purchase Notes under the Offer if an Event of Default (as such term is defined in the Existing Indenture), other than a default in the payment of the Purchase Price, has occurred and is continuing as of the Payment Date. CP Ships is not aware of any circumstances that could result in an Event of Default prior to or as of the Payment Date.
If any Note shall not be paid upon surrender thereof for purchase, the principal shall, until paid, bear interest from the Payment Date and shall continue to be convertible in accordance with its terms.
The first sentence under Item 11 “Extension of and Amendments to the Offer and Solicitation — Extension of and Amendments to Offer” on page 17 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
The Offer expires at 5:00 p.m. (New York time) on December 14, 2005. The Corporation will extend the Offer only if Rule 13e-4 promulgated under the U.S. Securities Exchange Act of 1934 and related SEC releases and interpretations require that the Offer be extended to allow dissemination of disclosure of any material changes in the information regarding the Offer previously published, sent or given to holders of the Notes.
The fourth paragraph under Item 11 “Extension of and Amendments to the Offer and Solicitation — Extension of and Amendments to Offer” on page 18 of the Offer to Purchase is hereby deleted in its entirety and replaced with the following:
If, before the Withdrawal Time, a material change occurs in the information contained in the Offer to Purchase and Consent Solicitation or the Circular, as amended from time to time, then CP Ships, in accordance with Rule 13e-4 promulgated under the U.S. Securities Exchange Act of 1934, will disseminate promptly disclosure of such change in a manner reasonably calculated to inform Noteholders of such change.
The following sentence is added at the end of the twelfth paragraph under Item 3 “Purchase, Effect and Background of the Offer and Solicitation” on page 23 of the Offer to Purchase:
The Notes are eligible to be sold on the PORTAL system of the NASD; however, there is no established public trading market for the Notes. Following the consummation of the Offer, we intend to request termination of the eligibility of the Notes to be sold on the PORTAL system.
The first sentence of Item 10 “Material Changes in the Affairs of the Corporation” on page 25 of the Offer to Purchase is deleted in its entirety and replaced with the following:
Other than as disclosed herein, in quarterly financial reports and other documents publicly filed with the SEC and the Canadian Securities Administrators, the directors and officers of CP Ships are not aware of any information that indicates that any material change has occurred in the affairs of CP Ships that has not been generally disclosed.
The section under Item 14 “Income Tax Considerations” beginning on page 26 of the Offer to Purchase is deleted in its entirety and replaced with the following:
14. Income Tax Considerations

Material United States Federal Income Tax Consequences
     The following discussion describes the material United States federal income tax consequences applicable to U.S. Noteholders (as defined below) in connection with the Offer and the Solicitation. This description is based upon the Internal Revenue Code of 1986, as amended (the “Code”), temporary and final Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) or different interpretations. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the conclusions described herein, and we have not obtained nor do we intend to obtain a ruling from the IRS, or an opinion of counsel with respect to the United States federal income tax consequences of the Offer, the Solicitation, or of holding Notes or Notes as amended by the Proposed Amendments if the Requisite Consents are obtained (“Post-Amendment Notes”). The discussion does not address aspects of United States federal taxation other than income taxation, nor does it address all aspects of United States federal income taxation, including aspects of United States federal income taxation that may be applicable to particular Noteholders subject to special provisions of federal income tax law, such as Noteholders who are financial institutions, dealers in securities, insurance companies, tax exempt organizations, banks, regulated investment companies, real estate investment trusts, Noteholders who hold their Notes as part of a hedge, straddle, conversion, or other integrated transaction and Noteholders whose functional currency is not the United States dollar. This description is limited to persons who hold their Notes as a “capital asset” within the meaning of Section 1221 of the Code. The discussion also does not address state, local or foreign tax consequences.
     It is recommended that Noteholders consult their tax advisors with respect to the United States federal, state, local and foreign tax consequences of the Offer and Solicitation in light of their particular circumstances.
     As used herein, the term “U.S. Noteholder” means a beneficial owner of Notes that is, for United States federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state or the District of Columbia, (iii) an estate which is subject to United States federal income taxation on all of its income regardless of source, or (iv) a trust if it (a) is subject to the primary supervision of a United States court and the control of one or more United States persons or (b) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.
     If a partnership (including any entity treated as a partnership for United States federal income tax purposes) is the beneficial owner of Notes, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. It is recommended that partners in such a partnership consult their tax advisors as to the particular tax consequences applicable to them.
     Sale of Notes Pursuant to the Offer. A U.S. Noteholder who receives cash for Notes pursuant to the Offer will recognize gain or loss equal to the difference between (i) the amount realized and (ii) the Noteholder’s adjusted tax basis in the Notes sold. The amount realized will equal the amount of cash received for the Notes (except to the extent that amounts received are attributable to accrued interest, which portion of the consideration would be taxed as ordinary income to the extent not previously included in income). The amount realized will also include the consent fee received (if any) if the fee is treated as additional consideration for the Notes, as discussed below under “Consent Fee received by U.S. Noteholders.” A U.S. Noteholder’s adjusted tax basis will generally equal the price paid for the Notes increased by the amount of accrued market discount (see discussion below) previously included in income and decreased by the amount of any payment received with respect to the Notes, other than payments of stated interest, and by any amortizable bond premium (the excess of a U.S. Noteholder’s initial tax basis in the Notes over the principal amount payable at maturity) which the U.S. Noteholder has previously deducted from income. Subject to the discussion below regarding market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Notes have been held for more than one year at the time of disposition. For noncorporate taxpayers, net long-term capital gains are generally subject to tax at preferential rates. The deductibility of capital losses is subject to certain limitations.

     A U.S. Noteholder who acquired a Note at a “market discount” (subject to a statutorily defined de minimis exception) generally will be required to treat any gain on the sale thereof pursuant to the Offer as ordinary income rather than capital gain to the extent of the accrued market discount (on a straight-line basis, or, at the election of the holder, on a constant interest basis), unless an election was made to include market discount in income as it accrued for United States federal income tax purposes. Market discount at the time a Note is purchased (other than in the initial offering of the Notes) generally equals the excess of the principal amount of the Note over a Noteholder’s initial tax basis in the Note.
     Treatment of Non-Selling U.S. Noteholders. The tax treatment of a U.S. Noteholder that does not sell its Notes pursuant to the Offer will depend upon whether any of the Proposed Amendments to the Existing Indenture or the receipt of a consent fee result in a “deemed exchange” of the Notes for United States federal income tax purposes. Generally, the modification of a debt instrument will be treated as a deemed exchange of an old debt instrument for a new debt instrument if such modification is “significant” within the meaning of the U.S. Treasury Regulations promulgated under Section 1001 of the Code.
     The U.S. Treasury Regulations provide that a change in the yield of a debt instrument is a significant modification if the yield of the modified debt instrument (determined by taking into account any payments made by the issuer to the holder as consideration for the modification) varies from the yield on the unmodified debt instrument (determined as of the date of the modification) by more than the greater of 25 basis points or 5 percent of the annual yield of the unmodified debt instrument. Because the consent fee does not change the yield of the Notes by more than the foregoing amount, the consent fee will not cause a significant modification of the Notes.
     The U.S. Treasury Regulations further provide that a modification is “significant” if, based on all the facts and circumstances, the legal rights and obligations that are altered and the degree to which they are altered are economically significant, provided that a modification that adds, deletes, or alters customary accounting or financial covenants is not a “significant modification.” Although the law is unclear, CP Ships believes and intends to take the position that the Proposed Amendments qualify as an alteration of customary accounting or financial covenants, and that even if they do not so qualify, the Proposed Amendments do not alter legal rights or obligations in a way that is economically significant. Accordingly, CP Ships intends to treat the Proposed Amendments as not resulting in a significant modification for United States federal income tax purposes. That position, however, is uncertain and could be challenged by the IRS.
     If, consistent with the position to be taken by CP Ships, the Proposed Amendments do not result in a significant modification of the Notes, there will be no deemed exchange of the Notes and a U.S. Noteholder who does not sell its Notes pursuant to the Offer will not recognize gain or loss even if the Proposed Amendments become effective. Because the law is unclear, however, the IRS could assert that the modifications to the terms of the Notes are significant. If this assertion were successful, then a U.S. Noteholder that does not sell its Notes would be treated as having exchanged the Notes for new Notes and such deemed exchange may be taxable to the Noteholder, as described below under “Treatment of Non-Selling U.S. Noteholders if Proposed Amendments Result in a Deemed Exchange.” Receipt of the consent fee (if any) generally would be subject to tax as discussed below under “Consent Fee received by U.S. Noteholders.”
     Treatment of Non-Selling U.S. Noteholders if Proposed Amendments Result in a Deemed Exchange. If, contrary to the position to be taken by CP Ships, the transactions contemplated by the Solicitation constitute a significant modification of the Notes for United States federal income tax purposes, then the Notes will be deemed exchanged for new notes (the “New Notes”). This exchange will be taxable, unless the exchange qualifies as a “recapitalization” for United States federal income tax purposes.
     Recapitalization. The deemed exchange will be treated as a recapitalization for United States federal income tax purposes if the Notes and the New Notes are treated as “securities.” The determination of whether debt is considered a security depends on an overall evaluation of the nature of the debt, with the term of the debt instrument usually regarded as one of the most important factors (i.e., the original term in the case of the Notes and the remaining term in the case of the New Notes). Debt instruments with terms of ten years or more generally are treated as securities. Because the Notes have and the New Notes will have a term of more than ten years, CP Ships believes it is likely that they would be treated as securities.
     If the deemed exchange qualifies as a recapitalization, the U.S. Noteholder generally will not recognize taxable gain or loss on the deemed exchange and the holding period of a New Note will include the holding period of the Note exchanged therefor. If, however, the consent fee is treated as additional consideration for the Notes as discussed below under “Consent Fee received by U.S. Noteholders,” then a U.S. Noteholder receiving the fee will recognize gain (but not loss) on the deemed exchange to the extent of the lesser of (i) the amount of the consent fee received and (ii) the gain realized on the deemed exchange. The amount of gain realized by a U.S. Noteholder on such deemed exchange will equal the excess of (a) the issue price of the New Note on the date of the deemed exchange plus the amount of the consent fee over (b) such Noteholder’s tax basis in the Note exchanged therefor. For this purpose, the issue price will equal the fair market value on the date of the deemed exchange of the New Notes if the New Notes are publicly traded (as determined under applicable tax rules) and otherwise will equal the fair market value of the Notes on such date. Except to the extent treated as ordinary income under the market discount rules, recognized gain generally will be long-term capital gain if the holding period of the Note exceeds one year. In the case of a recapitalization, a U.S. Noteholder’s tax basis in the New Notes will be the same as such Noteholder’s tax basis in the Notes, decreased by the amount of the consent fee received with respect thereto if the fee is treated as additional consideration for the Notes and increased by the amount of gain recognized by the Noteholder in respect of the deemed exchange. Because the issue price of the New Notes will be based on fair market value, it is possible that the New Notes could be treated as having original issue discount, as discussed below under “ Treatment of Non-Selling U.S. Noteholders if Proposed Amendments Result in a Deemed Exchange — Original Issue Discount.”
     Taxable Exchange. If, contrary to the position taken by CP Ships, the Proposed Amendments result in a deemed exchange and such exchange does not qualify as a recapitalization, then a U.S. Noteholder will recognize taxable gain or loss on the date of the deemed exchange equal to the difference between the issue price of the New Notes (plus the amount of the consent fee if the fee is treated as additional consideration for the Notes, as discussed below under “Consent Fee received by U.S. Noteholders”) and (ii) the Noteholder’s adjusted tax basis in the Notes. For this purpose, the issue price will equal the fair market value on the date of the deemed exchange of the New Notes if the New Notes are publicly-traded (as determined under applicable tax rules) and otherwise will equal the fair market value of the Notes on such date. Except to the extent treated as ordinary income under the market discount rules, recognized gain generally will be long-term capital gain if the holding period of the Note exceeds one year. The U.S. Noteholder’s tax basis in the New Notes received in the deemed exchange will equal the issue price of the New Notes on the date of the deemed sale or exchange, and the holding period for the New Notes will begin on the day after the deemed acquisition of the New Notes by the U.S. Noteholder. Because the issue price of the New Notes will be based on the fair market value, it is possible that the New Notes could be treated as having original issue discount, as discussed below under “ Treatment of Non-Selling U.S. Noteholders if Proposed Amendments Result in a Deemed Exchange — Original Issue Discount.”
     Original Issue Discount. If there is a deemed exchange, regardless of whether or not the exchange qualifies as a recapitalization, the New Notes will be treated as issued with original issue discount, or OID, in an amount equal to the excess (if any) of the stated redemption price at maturity of the New Notes over the issue price of the New Notes. The stated redemption price at maturity of the New Notes generally will equal their stated principal amount. The issue price of the New Notes will equal the fair market value on the date of the deemed exchange of the New Notes if the New Notes are publicly-traded (as determined under applicable tax rules) and otherwise will equal the fair market value of the Notes on such date. A U.S. Noteholder that is deemed to hold New Notes with OID generally must include the OID in gross income under a constant yield method in advance of the receipt of cash attributable to that income regardless of such Noteholder’s method of accounting (but will not be taxed again when such cash is received). OID is taxable as ordinary income. If the consent fee were treated as additional consideration for the Notes, as discussed below under “Consent Fee received by U.S. Noteholders,” it is unclear how the consent fee would be taken into account in determining the amount of OID.

     Consent Fee received by U.S. Noteholders. There is no authority directly on point concerning the United States federal income tax consequences of the receipt of the consent fee. Because the receipt of the consent fee is not contingent on participation in the Offer and because CP Ships intends to treat the implementation of the Proposed Amendments and the receipt of the consent fee as not resulting in a deemed exchange of the Notes, CP Ships intends to treat the consent fee as a separate fee for consenting to the Proposed Amendments. Accordingly, a U.S. Noteholder will recognize ordinary income in an amount equal to the consent fee at the time such consent fee accrues or is received in accordance with the U.S. Noteholder’s method of accounting for United States federal income tax purposes.
     The IRS could assert alternative U.S. federal income tax treatments of the consent fee may be applicable. For U.S. Noteholders selling their Notes pursuant to the Offer, the consent fee may be treated as additional consideration received in exchange for the Notes. For U.S. Noteholders that do not participate in the Offer, if the implementation of the Proposed Amendments were to result in a deemed exchange of the Notes, the consent fee may be treated as additional consideration received in such exchange.
     It is recommended that U.S. Noteholders consult their tax advisors with respect to the tax treatment of the consent fee.
     Taxation of Stated Interest on the Post-Amendment Notes. Stated interest on the Post-Amendment Notes will be included in income by a U.S. Noteholder in accordance with such U.S. Noteholder’s usual method of tax accounting. Interest income is taxed as ordinary income.
     Disposition of Post-Amendment Notes. An actual or deemed disposition of the Post-Amendment Notes, including on a redemption or repayment at maturity, will generally result in the same tax consequences as discussed above under the heading “Sale of Notes Pursuant to the Offer.”
     U.S. Noteholders Subject to Canadian and United States Tax. Under the Indenture, CP Ships is generally required to gross up the amount of interest paid on the Notes so that the net amount received by a U.S. Noteholder is equal to the amount that would have been received had there been no Canadian withholding tax. This provision will also apply to the Post-Amendment Notes. The amount of any such gross up will be additional taxable ordinary income to a U.S. Noteholder for United States federal income tax purposes.
     A U.S. Noteholder who pays (either directly or through withholding by another person) Canadian income tax with respect to payments received in connection with the Offer, the Solicitation or the Post-Amendment Notes generally may elect to deduct such tax in computing the Noteholder’s United States federal taxable income or, subject to certain complex conditions and limitations which must be determined on an individual basis by each U.S. Noteholder, credit such tax against the Noteholder’s United States federal tax liability. There are significant and complex conditions and limitations that apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of the U.S. Noteholder’s United States federal income tax liability that such U.S. Noteholder’s “foreign source” taxable income bears to such Noteholder’s worldwide taxable income. In applying this limitation, a U.S. Noteholder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “United States source.” Generally, claiming a foreign tax credit (if available) will be more advantageous because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (or withheld from) the U.S. Noteholder during that year.
     It is recommended that U.S. Noteholders whose payments received in connection with the Offer, the Solicitation or the Post-Amendment Notes are subject to tax in both Canada and the United States consult their tax advisors concerning the availability of the foreign tax credit and the application of the limitations on the credit to their individual circumstances, and concerning possible benefits under the Canada — United States Income Tax Convention.
     Information Reporting and Backup Withholding. Information returns may be filed with the IRS in connection with any payments made in connection with the Offer, the Solicitation or the Post-Amendment

Notes. A U.S. Noteholder also may be subject to “backup withholding” at a rate of 28% unless the U.S. Noteholder (i) is a corporation or comes within certain exempt categories and, when required, demonstrates this fact or (ii) provides its correct taxpayer identification number (social security number, in the case of an individual, or employer identification number in the case of other stockholders), certifies on the proper IRS form under penalties of perjury that the number is correct (or properly certifies that it is awaiting a taxpayer identification number), certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. Noteholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against the Noteholder’s United States federal income tax liability and may entitle the Noteholder to a refund, provided that the required information is timely furnished to the IRS. It is recommended that each U.S. Noteholder consult with its own tax advisor regarding qualification for exemption from backup withholding and the procedure for obtaining such exemption.
Material Canadian Federal Income Tax Considerations
     The following discussion describes the material Canadian federal income tax considerations under the Tax Act of the Offer and the Solicitation generally applicable to Noteholders who, for the purposes of the Tax Act, (i) hold their Notes as capital property; (ii) deal at arm’s length with CP Ships; and (iii) are not affiliated with CP Ships. There can be no assurance that the Canada Revenue Agency (the “CRA”) will not challenge one or more of the conclusions described herein, and we have not obtained nor do we intend to obtain a ruling from the CRA, or an opinion of counsel with respect to the Canadian federal income tax consequences of Offer, the Solicitation, or of holding Notes. The Notes will generally constitute capital property to a holder thereof unless the holder holds such property in the course of carrying on a business or has acquired such property in a transaction or transactions considered to be an adventure in the nature of trade. Certain Canadian resident Noteholders who do not hold their Notes as capital property may be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such property, and all of their other Canadian securities, treated as capital property. This description is not applicable to a Noteholder who is a “specified financial institution” for the purposes of the Tax Act or a “financial institution” as defined in section 142.2 of the Tax Act. It is recommended that such Noteholders consult their own tax advisors.
     The description is based on the current provisions of the Tax Act, the regulations thereunder and CP Ships’ understanding of the administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This description also takes into account all specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by the Minister of Finance prior to the date hereof, although no assurances can be given that such proposals will be enacted in the form announced or at all. This description does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative policies or assessment practices of the CRA, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.
     This description is based on the assumption that interest on the Notes is exempt from Canadian withholding tax pursuant to the Tax Act, as stated in the prospectus of CP Ships dated November 15, 2004.
     IT IS RECOMMENDED THAT NOTEHOLDERS CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF DISPOSING OF THEIR NOTES PURSUANT TO THE OFFER OR AS A CONSEQUENCE OF THE PROPOSED AMENDMENTS, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.
Foreign Currency
     For the purposes of the Tax Act, all amounts relating to the acquisition, holding and/or disposition of Notes, including adjusted cost bases, proceeds of disposition and amounts of interest and Consent Fee, must be converted into Canadian dollars using the foreign exchange rates prevailing at the time such amount arises.
Residents of Canada
     The following portion of the description is generally applicable to Noteholders who, at all relevant times, for the purposes of the Tax Act, are, or are deemed to be, resident in Canada.
     Tax Considerations to Noteholders who Accept the Offer
     Disposition of Notes. A Noteholder who disposes of Notes pursuant to the Offer will be considered to have disposed of such Notes for proceeds of disposition equal to the Purchase Price received on the disposition (excluding any interest paid as part of the Purchase Price). Upon disposition, any interest paid to a Noteholder must be included in computing the income of the Noteholder, except to the extent it was included in computing the income of the Noteholder for a previous taxation year. A Noteholder will generally realize a capital gain (or capital loss) equal to the amount by which the Noteholder’s proceeds of disposition, net of any reasonable costs of disposition, are greater than (or less than) the adjusted cost base to the Noteholder immediately before the disposition of the Notes.
     For a description of the tax treatment of capital gains and capital losses, see the discussion under the heading “Taxation of Capital Gains and Capital Losses” below.
     Consent Fee. The Consent Fee received by a Noteholder who validly consents to the Proposed Amendments will likely be included in the Noteholder’s income as a fee or inducement payment.
     Tax Considerations to Noteholders who do not Accept the Offer
     The Proposed Amendments. CP Ships believes that the adoption of the Proposed Amendments will not result in a novation, rescission or other disposition of the Notes, so that a Noteholder who does not dispose of Notes pursuant to the Offer will not realize a capital gain or loss as a result of the adoption of the Proposed Amendments. The CRA could take the position, however, that the terms of the Notes are so materially altered by the Proposed Amendments so as to give rise to a disposition of the Notes and, accordingly, that Noteholders who do not participate in the Offer would realize a capital gain (or capital loss) on such disposition.
     Taxation of Interest on the Notes. A Noteholder that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year all interest that accrues to it on the Notes to the end of that taxation year or that becomes receivable or is received by the Noteholder before the end of that taxation year, including on a redemption or repayment on maturity, except to the extent that such interest was included in computing the Noteholder’s income for a previous taxation year.
     Any other Noteholder will be required to include in computing its income for a taxation year all interest on the Notes that is received or receivable by the Noteholder in that taxation year (depending upon the method regularly followed by the Noteholder in computing its income) to the extent that the interest was not included in computing the Noteholder’s income for a previous taxation year. In addition, although the Note is not an “investment contract” (as defined in the Tax Act), if at any time a Note should become an “investment contract” in relation to a Noteholder, such Noteholder will be required to include in computing its income for a taxation year any interest that accrued to the Noteholder to the end of any “anniversary day” (as defined in the Tax Act) in that year to the extent that such amount was not otherwise included in computing the Noteholder’s income for that or a previous taxation year.
     A Noteholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on investment income. For this purpose, investment income will generally include interest income and taxable capital gains.

     Consent Fee. The Consent Fee received by a Noteholder who validly consents to the Proposed Amendments will likely be included in the Noteholder’s income as a fee or inducement payment.
     Disposition of the Notes. An actual or deemed disposition of the Notes, including on a redemption or repayment on maturity, will generally result in the same tax consequences as discussed above under the heading “Tax Considerations to Noteholders who Accept the Offer - Disposition of Notes”. On a disposition of the Notes to a person other than CP Ships, interest accrued to the time of disposition will be included in income (except to the extent it has otherwise been included in income) and will not be included in the proceeds of disposition of the Notes.
     It is recommended that Noteholders contemplating a conversion of Notes consult their own tax advisors as to the tax consequences thereof.
     Taxation of Capital Gains and Capital Losses. Where, in the circumstances described above, a Noteholder realizes a capital gain or capital loss, one-half of any such gain (a “taxable capital gain”) generally will be included in computing the Noteholder’s income for the taxation year of disposition and one-half of any such capital loss (an “allowable capital loss”) may be deducted against taxable capital gains in the taxation year of disposition. Allowable capital losses that cannot be deducted against taxable capital gains in the taxation year in which they are realized generally can be deducted against taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to detailed rules contained in the Tax Act in this regard.
     A “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to the additional refundable tax of 6 2/3% on taxable capital gains.
Non-Residents of Canada
     The following portion of the description is generally applicable to Noteholders who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and who does not (and will not) use or hold, and is not (and will not be) deemed by the Tax Act to use or hold, such holder’s Notes in connection with carrying on a business in Canada (a “Non-Resident”). Special rules, which are not discussed in this description, may apply to a Non-Resident insurer carrying on business in Canada and elsewhere.
     Tax Considerations to Non-Residents who Accept the Offer
     Disposition of the Notes. A Non-Resident will not be subject to tax under the Tax Act on any capital gain realized on the disposition of the Notes pursuant to the Offer.
     A Non-Resident will not be subject to Canadian withholding tax in respect of any interest paid as part of the Purchase Price pursuant to the Offer, provided the Notes are taken up and paid for prior to the Subsequent Acquisition Transaction. If the Notes are paid for after the Subsequent Acquisition Transaction (which may occur if the Offer is extended and only in respect of Notes not deposited by the original Offer Expiration Time and which are validly deposited and not validly withdrawn by the Offer Expiration Time, as extended) a Non-Resident will be subject to Canadian withholding tax in respect of any interest paid as part of the Purchase Price pursuant to the Offer at the rate and in the manner described below under the heading “Taxation of Interest on the Notes” in the “Non-Residents of Canada” section of this description, and will be eligible to receive grossed up payments as described therein.
     Consent Fee. The Consent Fee paid to a Non-Resident who validly consents to the Proposed Amendments will not be subject to Canadian withholding tax.

     Tax Considerations to Non-Residents who do not Accept the Offer
     Taxation of Interest on the Notes. Interest on the Notes which is paid or credited or is deemed to be paid or credited to a Non-Resident following the Subsequent Acquisition Transaction will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the interest. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident. Under the Canada-United States Income Tax Convention (the “Treaty”), the rate of withholding tax on interest paid to a Non-Resident who qualifies as a resident of the United States for purposes of the Treaty generally is reduced to 10%. The Corporation is generally required to gross up the amount of interest paid so that the net amount received by a Non-Resident after the deduction of Canadian withholding tax is equal to the amount of interest that would have been received had there been no such withholding.
     Consent Fee. The Consent Fee paid to a Non-Resident who validly consents to the Proposed Amendments will not be subject to Canadian withholding tax.
     Disposition of the Notes. Following the Subsequent Acquisition Transaction, the Notes will constitute “taxable Canadian property” (as defined in the Tax Act). Accordingly, a Non-Resident who disposes of a Note following the Subsequent Acquisition Transaction, including on a redemption or repayment on maturity, will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition thereof, net of any accrued interest and any reasonable costs of disposition, are greater than (or less than) the adjusted cost base to the Non-Resident immediately before the disposition of the Note. Any such capital gain may be exempt from tax pursuant to the Tax Act by virtue of the terms of an applicable income tax treaty or convention. Upon the disposition of a Note to a Canadian resident (including a disposition to CP Ships by means of a redemption or repayment), a holder who is a Non-Resident will be subject to Canadian withholding tax on the amount of any accrued interest at that time. The withholding tax rate will be the same as described above under the heading “Taxation of Interest on the Notes” in the “Non-Residents of Canada” section of this description. The Corporation is required to gross up the amount paid on a redemption or repayment so that the net amount received by a Non-Resident after the deduction of Canadian withholding tax is equal to the amount that would have been received had there been no such withholding.
     It is recommended that Non-Residents contemplating a conversion of Notes consult with their own tax advisors as to the tax consequences thereof, including the applicability of the notification and withholding provisions of section 116 of the Tax Act.
Item 19 of the Circular “Statutory Rights” on page 33 of the Offer to Purchase is hereby deleted in its entirety.
The sections “Consent of Blake, Cassels & Graydon LLP” and “Consent of Wilmer Cutler Pickering Hale and Dorr LLP” on page 35 of the Offer to Purchase are hereby deleted in their entirety.
The following provision is hereby added to the Supplemental Indenture on page S-4 of the Offer to Purchase:
      3.05 Exhibit A.
     Such consequential amendments to Exhibit A to the Indenture as are necessary to reflect the provisions of the Supplemental Indenture shall be made by the Company and the Trustee.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
The following sentence is added at the end of the twelfth paragraph under Item 3 “Purchase, Effect and Background of the Offer and Solicitation” on page 23 of the Offer to Purchase:
The Notes are eligible to be sold on the PORTAL system of the NASD; however, there is no established public trading market for the Notes. Following the consummation of the Offer, we intend to request termination of the eligibility of the Notes to be sold on the PORTAL system.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.
Date: November 30, 2005

CP SHIPS LIMITED

By:	/s/ Ian Webber

Ian Webber

Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Designated Event Notice (previously filed)

(a)(2)	Designated Event Purchase Offer and Solicitation of Consents and Circular (previously filed)

(a)(3)	Consent and Letter of Transmittal (previously filed)

(a)(4)	Notice of Guaranteed Delivery (previously filed)

(a)(5)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed)

(a)(6)	Letter to Beneficial Owners (previously filed)

(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (previously filed)

(a)(8)	Supplemental Letter to Holders (previously filed)

(d)(1)	Support Agreement dated August 20, 2005 (incorporated by reference to Exhibit 10.1 of CP Ships’ Current Report on Form 6-K furnished to the Securities and Exchange Commission on August 22, 2005)

(d)(2)	Indenture dated February 24, 2004 (previously filed)

(d)(2)	Form of Supplemental Indenture (filed as a Schedule to the Designated Event Purchase Offer and Solicitation of Consents and Circular filed as Exhibit (a)(2) herewith)

(d)(3)	Registration Rights Agreement dated February 24, 2004 (previously filed)

(h)	Not applicable